August 1, 2008

Via U.S. Mail

Ravi Kant
Chief Executive Officer and Managing Director
Tata Motors Limited
Bombay House
24, Homi Mody Street
Mumbai 400 001, India

> **Re:** **Tata Motors Limited**
> **Form 20-F for Fiscal Year Ended March 31, 2007**
> **Filed September 27, 2007**
> **File No. 1-32294**
> **Response Letters Dated May 21, 2008 and July 22, 2008**

Dear Mr. Kant:

We refer you to our comment letters dated March 28, 2008 and June 3, 2008 regarding business contacts with Iran, Sudan, and Syria. We have completed our review of this subject matter and have no further comments at this time.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Max Webb
Assistant Director
Division of Corporation Finance

C. Ramakrishnan
Chief Financial Officer
Tata Motors Limited
Fax No: 011-91-22-6665-7260